

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 27, 2009

By U.S. Mail and Facsimile to: (630) 906-3208

J. Douglas Cheatham
Executive Vice President and Chief Financial Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60507

> **Re: Old Second Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **(Filed March 16, 2009)**
> **Form 8-K (Filed April 21, 2009)**
> **File No. 000-10537**

Dear Mr. Cheatham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for the Registrant's Common Equity…, page 29

1.   It does not appear that the company included a performance graph in its 2008 annual report to security holders. Please provide us with the performance graph and confirm that the company will provide the performance graph to security holders in accordance with Item 201(e) of Regulation S-K in future filings.

Item 10. Directors, Executive Officers, and Corporate Governance, page 32

2.   Please revise to describe the business experience, including principal occupations and employment, of Mr. Sloan during the past five years. Refer to Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 32

General

3.   You state that the sections in the proxy statement marked "Executive Compensation", "Director Compensation", "Compensation Discussion and Analysis" and "Compensation Committee Report" are furnished for the information of the Commission and are not deemed "filed" as part of the Form 10-K. Other than the information required by Item 407(e)(5) of Regulation S-K, all of the information you reference is filed, and not furnished. Please file an amendment to the Form 10-K confirming that these sections, other than the Compensation Committee Report, are incorporated into the Form 10-K and are deemed filed, or provide the information required by Part III of Form 10-K. Please also confirm that you will revise your future filings accordingly.

Compensation Discussion and Analysis, page 12 of Definitive Proxy Statement

4.   We note that the company benchmarks certain elements of compensation to its peers. Please identify, and revise future filings to disclose, the component companies that make up the compensation peer group(s) and the basis for selecting the peer group(s). Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Individual Goals Component, page 18 of Definitive Proxy Statement

5.   Please tell us why you have not disclosed certain of the performance targets utilized in determining annual bonus compensation for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific targets for return on equity, efficiency ratio, total net charge-offs, net interest margin and total loan growth that were used as bases for determining the individual component of the annual bonuses for your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Item 13. Certain Relationships and Related Transactions…, page 33

Transactions with Management, page 35 of Definitive Proxy Statement

6.   We note the disclosure on pages 35-36 of your definitive proxy statement that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Signatures, page 36

7.   Please tell us if the report has been signed by the company's controller or principal accounting officer. Refer to General Instruction D(2)(a) to Form 10-K.

Management's Discussion and Analysis, page 48

8.   We note your disclosure that approximately $53.6 million of the problem loan total was acquired through the Heritage Bank acquisition. Further, we note you carried over approximately $3.0 million of allowance related to the loans acquired from Heritage Bank. Please tell us how you considered whether any of the acquired loans were within the scope of SOP 03-3 on the acquisition date. To the extent that you are accounting for some of the acquired loans under SOP 03-3, please revise your future filings to more clearly reflect that fact.

Notes to Consolidated Financial Statements

Note D: Securities, page 76

9.   We note the significant unrealized losses related to your collateralized debt obligations (backed by trust preferred securities) at December 31, 2008. We have the following comments:

- Please provide us a detailed analysis of the securities' impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end. We may have further comment based on your response.

- Please provide us with, and consider disclosing in future filings, a table detailing the following information for these securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a dollar amount and percentage of collateral, and excess subordination.

10. We note the significant unrealized losses related to your investments in states and political subdivisions. Further, we note your disclosure on page 27 that the majority of your investments in tax-exempt state and local municipalities are insured by monoline insurers, one of which was downgraded and two others which were placed on rating review. Please tell us how you considered these facts when determining no other than temporary impairment existed on these securities as of December 31, 2008. Additionally, tell us whether any of the monoline insurers were downgraded subsequent to year end, and explain how those downgrades (if any) were factored into your year end analysis. Specify the ratings of those insurers were "secure" or "vulnerable" as of December 31, 2008 and as of March 31, 2009.

11. Please address the following regarding your disclosure on page 67 regarding your investment in stock of the Federal Home Loan Bank of Chicago, including your statement that the stock is redeemable at par:

- Please revise your disclosures in future filings to discuss the regulatory order issued to the FHLB Chicago that generally requires approval prior to redeeming or paying dividends on common stock.

- Please refer to paragraph 8(i) of SOP 01-6 and revise your future filings to disclose your impairment policies for these investments. Clearly disclose how you determined this investment was not other than temporarily impaired as of the balance sheet date. Discuss the positive and negative factors you considered, including the fact that the FHLB Chicago is subject to a regulatory order that generally requires approval prior to redeeming or paying dividends on common stock, the fact that they have had a significant amount of losses prior to December 31, 2008, and that they had cumulative losses for the twelve months ended December 31, 2008.

- Provide us with your proposed future disclosure.

Note U: Fair Values of Financial Instruments, page 93

- We note you use a third-party pricing agent, consensus pricing and dealer quotes to value certain of your investment securities. Please tell us and revise your future filings to disclose the following:

- The number of prices you generally obtain per instrument, and if you obtained multiple prices, how you determine the ultimate fair value used in your financial statements;

- Whether, an if so, how and why, you adjusted prices obtained from the pricing service; and

- If true, please include an affirmative statement that based on your internal review procedures, the fair values provided by the pricing services are consistent with the principals of SFAS 157.

Form 8-K filed April 21, 2009

Exhibit 99.1

12.   We note your presentation of "tangible capital to tangible assets" and "tangible capital to risk-weighted assets."   These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

- To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

- To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

- As it relates to the presentation of risk weighted assets, in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any other questions

Sincerely,

Christian Windsor
Special Counsel